UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

Commission file number: 1-4033

VULCAN MATERIALS COMPANY
CHEMICALS DIVISION HOURLY EMPLOYEES SAVINGS PLAN
 (full title of the plan)

VULCAN MATERIALS COMPANY
(Name of issuer of the securities held pursuant to the plan)

1200 Urban Center Drive
Birmingham, Alabama 35242
(Address of issuer's principal executive offices and address of the plan)

Vulcan Materials Company
Chemicals Division Hourly Employees Savings Plan
Financial Statements as of and for the
Years Ended December 31, 2003 and 2002,
Supplemental Schedule as of
December 31, 2003, and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Vulcan Materials Company
    Chemicals Division Hourly Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Vulcan Materials Company Chemicals Division Hourly Employees Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Birmingham, Alabama
June 25, 2004
VULCAN MATERIALS COMPANY CHEMICALS DIVISION HOURLY EMPLOYEES SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2003 AND 2002

ASSETS
INTEREST IN MASTER TRUST:
  Investments
  Participant loans

Total interest in Master Trust

RECEIVABLE FROM VULCAN
 MATERIALS COMPANY:
  Employer contributions

NET ASSETS AVAILABLE FOR BENEFITS

See notes to financial statements.

2003 $36,046,036 1,853,556 37,899,592 54,136 $37,953,728	2002 $29,561,968 1,528,125 31,090,093 21,812 $31,111,905

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VULCAN MATERIALS COMPANY CHEMICALS DIVISION HOURLY EMPLOYEES SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2003 AND 2002

ADDITIONS (DEDUCTIONS) TO NET ASSETS
ATTRIBUTED TO:

Investment income (loss) from interest in master trust

Contributions:
  Participants
  Vulcan Materials Company
     Total contributions

Loan repayments from participants

Transfer of participants' investment
  account between other vulcan materials
  company plans (note 1)

TOTAL

2003 $6,600,948 1,835,701 673,940 2,509,641 2,037,889 16,013 11,164,491	2002 $(4,225,537) 1,937,488 671,884 2,609,372 976,570 (395,557) (1,035,152)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Withdrawals by participants

Loans to participants

TOTAL

NET INCREASE (DECREASE)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year

End of year

See notes to financial statements.

1,935,637 2,387,031 4,322,668 6,841,823 31,111,905 $37,953,728	1,558,522 930,115 2,488,637 (3,523,789) 34,635,694 $31,111,905

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VULCAN MATERIALS COMPANY
CHEMICALS DIVISION HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
1.	DESCRIPTION OF THE PLAN

General- The Vulcan Materials Company (the "Company") Chemicals Division Hourly Employees Savings Plan (the "Plan"), is a defined contribution employee benefit plan established effective January 1, 1972, and most recently restated effective July 1, 2003 to designate a portion of the Plan consisting of the Company's common stock fund as an Employee Stock Ownership Plan ("ESOP"). The Vulcan ESOP fund allows a Participant to elect to have the dividends paid on the Company's common stock reinvested in the Company's common stock or paid to the participant in cash. The purpose of the Plan is to provide for accumulation of savings for qualifying hourly paid employees of the Chemicals Division of the Company who are represented by collective bargaining units, which have specifically adopted the Plan.

A participant may transfer between the Company's divisions. In these instances, the net assets of the participant's account will be transferred between the other defined contribution employee benefit plans that participate in the Vulcan Materials Company Retirement Savings Trust (the "Master Trust").

Participation and Vesting-Chemicals division hourly employees, with one year of service covered by a collective bargaining unit, which has adopted the Plan, are eligible for participation. Participants are fully vested at all times.

Contributions-The Plan is funded through participants' and Company contributions. Participants contribute to the Plan through weekly payroll deductions at a rate dependent upon the participant's years of service. A participant may make weekly matched contributions in multiples of $1 up to a maximum weekly matched contribution as stated in the Plan document for the participants' collective bargaining unit. Company contributions equal a percentage of participants' contributions, such percentage being defined in the Plan document for the collective bargaining unit covering the participant. In addition to the matched contributions, participants may make weekly unmatched contributions in multiples of $1 up to a maximum as stated in the applicable Plan document for the participants' collective bargaining agreement. For three of the four bargaining units, the Company also has the discretion to make additional matching contributions to the participants account based on Company performance. For participants over the age of 50, additional catch-up contributions may be made in the amount of $2,000 and $1,000 for the years ended 2003 and 2002, respectively.

Investment Options-Participants' contributions are invested in the 13 separate investment funds of the Plan in proportions elected by the participant. The Company's matching contributions are invested in the fund, which invests primarily in the Company's common stock and are nonparticipant-directed. See Note 4 for further information on nonparticipant-directed contributions.

Allocation and Determination of Accounts-Separate accounts are maintained for each participant for matched, unmatched, and Company contributions and accumulated earnings on each. Additionally, subaccounts are maintained for matched and unmatched accounts for the portion of each account that is attributable to pre-tax contributions and the portion attributable to after-tax

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contributions. Earnings are allocated to each participant's account daily in the ratio of the participant's account balance to total participants' account balances.

Distributions and Withdrawals-A participant's total account is distributed upon retirement, disability, death, or termination of employment unless the account value is greater than $5,000, in which case the participant may defer until age 70 1/2. As of December 31, 2003 and 2002, benefits of $1,780,480 and $1,804,152, respectively, were due to individuals who were separated from the Plan. Prior to a termination of employment, participants may make partial withdrawals or may withdraw their total account, except that if a participant has not maintained a participant contribution account for the 60 months immediately preceding the voluntary withdrawal, no Company contributions, which have been on deposit less than 24 months will be distributed until 24 months after the earlier of the employee's withdrawal date or the employee's termination of employment. In addition, any in-service distribution from a participant's pre tax contributions must meet the requirements of a "hardship withdrawal," as set forth in the Plan document.

Participant Loans-Participants covered by certain collective bargaining unit agreements may apply for up to three loans at any time. The amount of the loans cannot exceed the lesser of 50% of the participant's total account or $50,000. If a loan is made, the participant shall execute a note payable to the Northern Trust Company of Chicago, Illinois (the "Trustee") in the amount of the loan and bearing interest at the Prime interest rate plus 1%. The average rate of interest on loans approximated 6.1% and 8% as of December 31, 2003 and 2002, respectively. A loan is considered an investment of the Plan. The participant's investment accounts will be reduced by the amount of the loan. Any repayment made will be allocated to the participant's investment accounts in accordance with his or her current investment direction. Loans must be repaid in bi-weekly installments through payroll deductions and must be repaid within 60 months.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General-The financial statements of the Plan have been prepared on the accrual basis of accounting. All assets of the Plan are held by the Trustee. The Company pays the administrative costs of the Plan, including the Trustee's fees and charges. Hewitt Associates, LLC (the "Recordkeeper") is the recordkeeper for the Plan.

The Plan's investment in the Master Trust represents its proportionate interest. The Plan's investment in the Master Trust is presented at an estimated fair value, which has been determined based on the underlying fair values of the assets of the Master Trust.

Valuation of Investments and Income Recognition-Investments other than guaranteed investment contracts are reported at fair value. Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last day of the year. Guaranteed investment contracts are valued at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses, because they are fully benefit responsive. There are no reserves against contract value for credit risks of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.25% and 5.50% for 2003 and 2002, respectively.

Loans to participants are valued at cost plus accrued interest, which approximates fair value. The average cost of securities sold or distributed is used to determine net investment gains or losses realized. Security transactions are recorded on the settlement date, which approximates the trade date. Distributions of common stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Dividends are

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recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates. The Master Trust invests in various securities, including U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Reclassifications-Certain prior year items have been reclassified to conform with the current year presentation.

3.	INVESTMENT IN MASTER TRUST

The Plan's investment assets are held in a trust account by The Northern Trust Company, the Plan's Trustee. Use of the Master Trust permits the commingling of investment assets of a number of employee benefit plans of the participating companies. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

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The net assets of the Master Trust at December 31, 2003 and 2002 are summarized as follows:

Commingled fund holding principally short-term fixed
  income investments
Guaranteed investment contracts
Fund holding principally venture capital
  and partnership investments
International equity investments
Domestic equity investments
U.S. government securities
Commingled funds holding principally common stock
Commingled funds holding principally international
  equity instruments
Vulcan Materials Company common stock*
Corporate debt investments
Other equities
  Net assets

Percentage of Plan's investments in the Master
  Trust's investments

*Consists of both participant-directed and
  nonparticipant-directed contributions.

2003 $98,437,655 87,219,810 26,096,654 107,658,874 113,041,238 66,993,828 85,040,720 36,955,890 269,938,820 63,808,801 18,923,268 $974,115,558 3.7%	2002 $82,261,237 73,659,748 25,860,144 84,282,775 76,695,674 61,457,771 58,050,365 27,975,225 218,074,431 56,567,037 23,097,851 $787,982,258 3.8%

The total investment income (loss) of the Master Trust at December 31, 2003 and 2002 is summarized as follows:
Interest-net Dividends Other Net investment gains (losses): Realized Unrealized Total	2003 $12,136,202 6,245,087 127,297 30,463,685 143,253,303 $192,225,574	2002 $12,045,779 6,319,623 260,289 (2,008,576) (148,282,806) $(131,665,691)

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4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to Vulcan Materials Company common stock, which includes both participant- and nonparticipant-directed investments as of and for the years ended December 31, 2003 and 2002 is as follows:

Net assets-beginning of year
Changes in net assets:
  Investment income (loss)
  Employer's contributions
  Participants' contributions
  Loan repayments from participants
  Benefits paid to participants
  Distribution of loans to participants
  Transfers to participant-directed investments-net
Net change
Net assets-end of year

2003 $218,074,431 62,387,372 8,150,074 7,850,162 4,099,908 (13,140,714) (4,578,083) (12,904,330) 51,864,389 $269,938,820	2002 $287,361,951 (53,830,879) 2,379,650 3,018,447 1,208,789 (15,353,726) (1,619,711) (5,090,090) (69,287,520) $218,074,431
5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 10, 2003 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been restated since receiving the determination letter; however, the Company and plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

******

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SUPPLEMENTAL SCHEDULE
(See Report of Independent Registered Public Accounting Firm)

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VULCAN MATERIALS COMPANY
CHEMICALS DIVISION HOURLY EMPLOYEES SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
(a) (b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*Various Plan participants	Participant loans at interest rates of 5% to 10.5% maturing in 1 to 60 months	**	$1,853,556

*Party-in-interest.
**Cost information is not required for participant-directed investments and, therefore, is not included.

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SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004	VULCAN MATERIALS COMPANY CHEMICALS DIVISION HOURLY EMPLOYEES SAVINGS PLAN by: /s/ Charles D. Lockhart Charles D. Lockhart Chairman of the Administrative Committee

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